SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q3 ’16 Earnings Results

I. Performance in Q3 2016 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q3 16	Q2 16	Q3 15	QoQ	YoY
Quarterly Results
Revenues	6,724	5,855	7,158	15%	-6%
Operating Income	323	44.4	333	628%	-3%
Income before Tax	248	10.8	272	2202%	-9%
Net Income	190	-84	199	n/a	-5%

II. IR Event of Q3 2016 Earnings Results

1. Provider of Information:  IR Team

2. Participants:                     Investors, Securities analysts, etc.

3. Purpose:                           To present Q3 16 Earnings Results of LG Display

4. Date & Time:                  10:00 (KST) on October 26, 2016

5. Venue & Method:            Earnings release conference call in Korean/English

                                               - Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

    1)    Head of IR:

                                             Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

    2)    Main Contact for Disclosure-related Matters:

                                             Wes Han, Senior Manager, IR Team (82-2-3777-1447)

                                             Gihwa Kim, Manager, IR Team (82-2-3777-2391)

    3)    Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

    i. Please note that the presentation material for Q3 16 Earnings Results is accessible on

        IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

   ii. Please note that the financial data included are prepared on a consolidated IFRS basis

  iii. Financial data for Q3 16 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Third Quarter 2016 Results

SEOUL, Korea (Oct. 26, 2016) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2016.

•	Revenues in the third quarter of 2016 increased by 15% to KRW 6,724 billion from KRW 5,855 billion in the second quarter of 2016 and decreased by 6% from KRW 7,158 billion in the third quarter of 2015.

•	Operating profit in the third quarter of 2016 recorded KRW 323 billion, a quarter-on-quarter increase of 634% from the operating profit of KRW 44 billion in the second quarter of 2016, and a year-on-year decrease of 3% from the operating profit of KRW 333 billion in the third quarter of 2015.

•	EBITDA in the third quarter of 2016 was KRW 1,024 billion, compared with EBITDA of KRW 833 billion in the second quarter of 2016 and with EBITDA of KRW 1,178 billion in the third quarter of 2015.

•	Net income in the third quarter of 2016 amounted to KRW 190 billion, compared with the net loss of KRW 84 billion in the second quarter of 2016, and a year-on-year decrease from the net income of KRW 199 billion in the third quarter of 2015.

LG Display recorded its eighteenth straight quarterly operating profit at KRW 323 billion, which resulted from a differentiated strategy in technologies and products despite fierce competition among display manufacturers and a downwards trend in the exchange rate.

Under the growing trends for large-size panels as well as the rise in panel prices, LG Display increased revenues by 15% and operating profit by 634% quarter-on-quarter respectively by expanding the portion of differentiated and high value-added products such as Ultra HD and IPS panels to proactively meet market demands.

Panels for TVs accounted for 39% of the revenue in the third quarter of 2016, tablets and notebook PCs for 18%, mobile devices for 27%, and desktop monitors for 16%.

With 92% in the liability-to-equity ratio, 139% in the current ratio, and 19% in the net debt-to-equity ratio as of September 30, 2016, the financial structure of the company remains stable.

“The upwards trend of panel prices is expected to continue in the fourth quarter due to the growing trends towards large-size panels,” said Don Kim, CFO of LG Display. “In addition, profits in the fourth quarter are anticipated to further improve significantly, especially with the expected increase in prices for 40-inch and above-size panels, which LG Display has a higher portion of.”

He also added, “LG Display will maximize profitability with its differentiated technologies such as Ultra HD and IPS. As for OLED TVs, in which the company is aggressively putting efforts into improving productivity and reducing costs, we will improve profits by firmly establishing the premium TV market and by continuing efforts for expanding and diversifying customer base.”

###

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on October 26, 2016 starting at 10:00 a.m. Korea Standard Time to announce the third quarter of 2016 earnings results.

Investors can listen to the conference call or watch webcast of the conference via the company website at http://www.lgdisplay.com/eng/investor/irSchedule after registration. To pre-register the call, please click on the ‘Listen to the conference call’ button, fill in the required field and then click the ‘Get Security Code’ button. Once you receive a security code through a verification e-mail, please type in the 6-digit security code and click on the ‘Submit’ button on the web page for completing registration.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays, as well as the global pioneer in OLED lightning. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. It also produces a wide range of OLED light panels for the automotive and interior design sectors. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has approximately 49,000 employees operating worldwide. For more news and information about display products, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
HeeYeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Business Support Gr.	Jean Lee, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1689
Email: bsleeb@lgdisplay.com	Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: Oct 26, 2016	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President